Exhibit 99.1

PRESS RELEASE
Cascades Inc.	Telephone:	819 363-5100
404 Marie-Victorin Blvd., P.O. Box 30	Fax:	819 363-5155
Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com

CASCADES INC. ESTABLISHES A PROGRAM FOR SMALL SHAREHOLDERS

TO SELL SHARES WITHOUT COMMISSION

Kingsey Falls (Québec), September 18, 2012 – Cascades Inc. (TSX: CAS), has established a Small Shareholder Program for registered shareholders and beneficial owners of 99 or fewer of Cascades Inc. common shares as of the Program record date of September 17, 2012. Shareholders who purchased common shares through the Cascades Employee Share Purchase Plan and who are also currently employed by Cascades Inc. are not eligible to participate in the Program. The voluntary Program enables eligible shareholders to sell their shares without paying a brokerage commission.

The Program begins September 21, 2012 and will expire at 4:00 p.m. Toronto time (EST) on December 17, 2012, unless extended. Information about the Program and participation documents will be mailed to eligible shareholders.

Orders received and cleared for execution shall be placed with the participating organization no later than 12:00 p.m. on the next business day for execution on TSX.

Cascades Inc. has retained Georgeson Shareholder Communications Canada, Inc. to manage the Program. Shareholders should direct any questions regarding the Program to the Georgeson’s toll-free number at 1 (866) 962-0494.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. The Corporation employs close to 12,000 men and women who work in more than 100 units located in North America and Europe. Its management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

For further information, please contact:

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

Phone:	514 282 2697
E-mail:	riko_gaudreault@cascades.com